FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 21, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

EBA Stress Test Result Correction

21 November 2014

The Royal Bank of Scotland Group plc ("RBS") has recognised an error in its calculation of the modelled Common Equity Tier 1 ratio ("CET1") for the 2014 European Banking Authority ("EBA") stress test results, originally published on 26 October 2014. This led to RBS's published CET1 stress test ratios being overstated. This error relates solely to the EBA stress test. RBS's reported CET1 regulatory capital ratio as at 30 September 2014 of 10.8% is not affected.

Within its EBA calculations RBS correctly recognised tax relief on the theoretical stress losses incurred during the 2014-16 period. However, RBS's modelled capital deduction for its Deferred Tax Asset ("DTA") did not adequately reflect these cumulative tax credits within the published Capital Template.

As a consequence, using the Prudential Regulation Authority (“PRA”) "fully loaded" capital definitions and defined approach, RBS's full year 2016 CET1 under the modelled Adverse Scenario is 5.7% versus 6.7% previously reported.

This revised result was above the post-stress minimum ratio requirement of 5.5% used in the 2014 EBA stress test for the Adverse Scenario. Further detail is provided in the Appendix to this announcement.

There are no revisions to the results of the EBA stress test for either Ulster Bank Ireland Limited, or The Royal Bank of Scotland N.V..

RBS continues to make strong progress in improving our regulatory CET1 ratio on a CRR end-point basis. Our CET1 ratio improved by 220 basis points to 10.8% as at 30 September 2014, up from 8.6% as at 31 December 2013.

As part of our capital strengthening, RBS has also reduced its sensitivity to stress losses during 2014, including the on-going reduction of RBS Capital Resolution assets and our US asset-backed products business. In addition RBS disposed a €9bn pool of higher risk legacy Available For Sale securities. As a consequence, RBS estimates that if the EBA stress-test were to be repeated based on the Q3 2014 financials, our result would at least reflect the 220 basis point reported increase in CET1 ratio.

RBS remains on target to achieve a CRR end-point basis CET1 ratio of around 11% at 31 December 2015 and above 12% by the end of 2016.

The updated detailed results of the capital exercise, including refinement of a small number of other adjustments to the Capital Plan, will be available via the following link: http://www.eba.europa.eu/risk-analysis-and-data/eu-wide-stress-testing/2014/results

The PRA continues to monitor UK banks against its own stress scenarios. These scenarios contain material methodology differences to those of the EBA test, thereby limiting the ability to draw direct comparisons between the two. The results of the PRA UK-variant stress test are expected to be disclosed on 16 December 2014.

For further information, please contact:

Investor Relations +44 (0) 20 7672 1758	RBS Media Relations +44 (0) 131 523 4205

Appendix - Impact of correction to published EBA and PRA ratios.

Under the originally published Adverse Scenario P&L, RBS correctly modelled €7.3bn (£6.1bn) of cumulative tax credit over the stress test period (2014-2016). However, RBS's originally published Capital Plan did not adequately reflect the full amount of these cumulative tax credits.

As a consequence under the PRA's "fully loaded" capital definitions, which do not allow any recognition of DTA within CET1, RBS's FY 2016 CET1 under the modelled Adverse Scenario was overstated by €4.2bn (£3.5bn), which together with a consequent reduction in the capital base, is equivalent to 1% CET1 ratio reduction.

In addition, a small number of individually immaterial adjustments were made to RBS's resubmitted capital plan. The cumulative impact of which was negative 6 basis points.

Restated outcome of the modelled Adverse Scenario as at 31 December 2016
PRA's "fully loaded" capital definitions

EUR’m	Original result (26 October 2014)	Restated result	Difference (restated vs. original)
3-year cumulative operating profit before impairments	8,179	8,179	No change
3-year cumulative stress banking book impairment	(20,010)	(20,010)	No change
3-year cumulative losses from stress in trading book	(4,166)	(4,166)	No change
Common Equity Tier 1 capital	31,837	26,968	(4,869)
o/w DTA capital deduction	(4,956)	(9,201)	(4,245)
Total Risk Exposure	476,639	477,214	575

Resulting PRA-advised ‘fully loaded’ CET1 ratio	6.7%	5.7%	(1.0)%
Please reference notes below.

RBS estimates that its result under the EBA published transitional capital definitions and prescribed approach, which allows greater recognition of DTA within CET1 at 31 December 2016, would be significantly higher than under the PRA approach.

Notes:

The EBA stress test results are based on hypothetical adverse and baseline macroeconomic scenarios and a common methodology developed by the EBA (including a static balance sheet) applied across all participating banks. Neither the baseline scenario nor the adverse scenario should in any way be construed as an RBS forecast or directly compared to other information prepared by RBS. Citizens exposures are excluded from the credit disclosure template.

The PRA has required that the transitional CET1 ratio used in the stress test is under the PRA definition and not the EBA methodology (with one exception - explained below). In accordance with the PRA's Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions  to CET1 have been applied in full (without transition relief). The one exception referred to (which is in line with the EBA methodology) is that recognition in the CET1 capital position of unrealised losses / gains on sovereign exposures is phased in.

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	November 21, 2014	By:	/s/ Andrew James Nicholson
			Name:	Andrew James Nicholson
			Title:	Assistant Secretary